Minghua Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People’s Republic of China 100089

July 27, 2006

By EDGAR Transmission and by Hand Delivery

Eric C. McPhee
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Minghua Group International Holdings Limited
Form 10-KSB for the year ended December 31, 2005
Filed April 17, 2006
File Nos. 000-30183.

Dear Mr. McPhee:

On behalf of Minghua Group International Holdings Limited (“Minghua” or the “Company”), we hereby submit Minghua’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated June 1, 2006, providing the Staff’s comments with respect to the above referenced annual report on Form 10-KSB (the 10-KSB).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Minghua. References in this letter to “we”, “us” and “our” refer to Minghua unless the context indicates otherwise.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

1.
Please tell us what costs are included in the line item Acquisition Expense. If this expense relates to business combinations, please tell us how you determined to expense this amount. Additionally, tell us how you determined it was appropriate to add this amount back to Net loss to arrive at Net cash used in operations in your Statements of Cash Flows. Please cite the specific accounting literature that you have relied upon in you response.

Response: Acquisition costs for the year ended 2004 in the amount of $5,663,115 included (a) acquisition cost of $4,940,038 and (b) impairment loss of $723,077 due to an adjustment of good will to zero and written off seven bus licenses.

(a)
In January, 2004, Minghua Hong Kong entered into a stock purchase agreement with Jinmou Li, the son of the Company’s former Chairman, to acquire 100% of the equity in Asia Key Group Limited (“Asia Key”) a Hong Kong corporation, in which Jinmou Li is the sole stockholder. Asia Key’s only asset at the time was a 15% equity interest in Shenzhen Minghua Environmental Protection Vehicle Co., Ltd. ("Minghua China"). Upon the consummation of this acquisition, Minghua China become a 100% wholly owned subsidiary of the Company. The acquisition required $990,638 in cash and issuance of 28,210,000 shares of common stock at US$.14 per share of Minghua USA for an aggregate price of $4,940,038.

This purchase was accounted as a transfer between entities under common control with a related party and was recorded at historical cost basis. The amount paid in excess of the cost basis should be treated as a decrease in paid in capital. Since Minghua China has only retained deficits at the time of acquisition, we have recorded the entire excess cost to acquisition cost expense.

The authoritative literature for a transfer of entities under common control is found in Appendix D to SFAS 141, paragraphs 11-18, and closely mirrors pooling of interests wherein the assets and liabilities of the entities are combined at their historical book values and any resulting gain or loss is treated as an increase or decrease to paid in capital.

(b)	See our response to Comment #3 below providing details of acquisitions.

The impairment loss totaled of $723,077 including write-off of goodwill in the amount of $468,546 and write-off the seven non-productive bus license in the amount of $254,531.

Consolidated Statements of Cash Flows, page F-6

2.
We note from your discussion of Results of Operations in Management’s Discussion and analysis that provisions for impairment loss decreased $1,920,555 from 2004 to 2005. Please tell us the amount of each impairment recognized during 2004, what assets the impairments related to, and why those assets were impaired. Additionally, tell us where each impairment loss is presented in the Statement of Cash Flows for the year ended December 31, 2004. In future filings, present impairment losses as a separate line item in your Statement of Operations.

	Impairment Loss
	2005	2004	Difference
Write-off bus license with no productive use	$771,922	$254,531	$517,391
Goodwill impairment	—	468,546	(468,546)
Write-off obosolete inventory	506,973	1,622,039	(1,115,066)
Total	$1,278,895	$2,345,116	$(1,066,221)

Response: The Management’s discussion and analysis should revise the decrease to be $1,066,221. The impairment loss was included and presented as a part of general and administrative expense in the statement of operations. In the future, we will present impairment losses as a separate line item. The 2004 cash flow statements have been reclassified as follows:

	Year ended		Period from June 4, 1997 (inception) to
	December 31,		December 31,
	2005	2004	2005
Cash flows from operating activities:
Net loss	$(1,289,806)	$(11,024,215)	$(28,938,715)
Adjustments to reconcile net loss to
net cash used in operations:
Depreciation and amortization	57,896	425,898	810,811
Impairment loss on intangible assets	771,922	723,077	1,494,999
Inventory write-off due to obsolete	506,973	1,622,039	2,129,012
Stock issued for debt and services	830,100	480,000	1,869,100
(Gain) loss on disposition of assets	4,822	-	210,659
Research and development expense recorded in organization		-	8,612,730
Issuance stocks to acquire subsidiary	-	3,949,400	3,949,400
Reorganization expenses recorded in organization	-	-	455,830
Changes in operating liabilities and assets:
Other receivables	-	(264,459)	(264,459)
Prepaid expense and deposits	414,297	(176,140)	(199,073)
Inventories	45,923	(2,530,090)	(2,484,167)
Accounts payable and accrued liabilities	(1,454,202)	2,596,468	2,805,473
Net cash used in operations	(112,075)	(4,198,022)	(9,548,400)

Cash flows from investing activities:
Reorganization - net of cash acquired	-	-	(320,579)
Redemption (purchase) of short term investment	165,699	(1,935,172)	(1,769,473)
Purchase of intangibles: patent rights, license	-	(1,555,768)	(1,851,482)
Sales/purchases of property and equipment	9,433	(976,317)	(597,668)
Released deposit on acquisition of a company	-	1,088,585	967,585
Net cash provided by (used in) investing activities	175,132	(3,378,672)	(3,571,617)

Cash flows from financing activities:
Due to stockholders and related parties - net	18,833	(3,186)	(265,478)
Proceeds from issuance of stock	-	7,700,620	11,849,352
Proceeds from convertible promissory note	-	-	3,128,225
Business acquisition	-	-	(967,585)
Dividends paid		-	(1,000,000)
Notes payable -bank - net	(479,732)	-	36,910
Deposit for common stock subscribed	-	51,385	656,272
Net cash used in (provided by) financing activities	(460,899)	7,748,819	13,437,696

Effect of rate changes on cash	(269,462)	-	(269,462)

Increase(decrease) in cash and cash equivalents	(667,304)	172,125	48,217

Cash and cash equivalents, beginning of period	715,521	543,396	-
Cash and cash equivalents, end of period	$48,217	$715,521	$48,217

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,600	$-
Cash paid for income taxes	$-	$-
Supplemental disclosures of non-cash investing and financing activities:
Common stock issued for debt	$830,100	$3,128,225

Business Acquisition, page F-16

3.
Please revise to provide all the disclosures required by paragraphs 51 and 52 of SFAS 141 related to each of your acquisitions during the years ended December 31, 2005, 2004 and 2003, respectively. For each acquisition your disclosure should include an allocation of the purchase price to the identifiable assets and liabilities of the acquired entity.

Response: On March 13, 2003, our indirect subsidiary, Ming Hua Environmental Protection Science and Technology Limited, a Hong Kong limited company (Minghua EPST), entered into the Acquisition Agreement with Good View Bus Manufacturing(Holdings) Company Limited, a Hong Kong limited company (Good View), Eagle Bus Development Limited, a Hong Kong limited company (Eagle), and Mr. Sin Keung Kok (Mr. Kok), relating to the acquisition of an 89.8% equity interest in the Guangzhou City View Bus Installation Company, a People's Republic of China limited company (the Guangzhou Bus Installation Company). The Guangzhou Bus Installation Company manufactures motorcoaches for domestic sale in China and for export under the "Eagle" brand name.

The acquisition of the equity interest was effective on January 2004 after obtaining certain governmental approvals. The parties to the Acquisition Agreement entered into, and simultaneously consummated the transactions contemplated by, a supplemental agreement (the Supplemental Agreement), which replaced the original Acquisition Agreement. Pursuant to the Supplemental Agreement, instead of acquiring the Guangzhou Bus Installation Company directly, Minghua EPST acquired a controlling interest in the entities that control the Guangzhou City View Bus Installation Company. More specifically, Minghua EPST acquired Good View (which owns 23.8% of the Guangzhou Bus Installation Company) and Eagle (which owns 66% of the Guangzhou Bus Installation Company),respectively. Therefore, Minghua EPST is now the indirect owner of an 89.8% equity interest in the Guangzhou Bus Installation Company. The remaining 10.2% is held by Guangzhou Public Automobile No. 2 Company.

The purchase price of RMB14,000,000 (US$1,690,474) was determined by the parties based upon the market value of the assets and business potential of Guangzhou Bus Installation Company.

The purchase price was allocated to assets and liabilities as follows on the designated effective date on January 1, 2004:

Accounts receivable	$4,227
Inventories	1,714,957
Other receivables	523,857
Property, plant and equipment	1,295,170
Intangible - 28 bus licenses	1,018,125
Bank note payable	(66,425)
Accounts payable	(2,055,941)
Accrued liabilities	(816,482)
Due to related parties	(281,131)
Due to director	(84,519)
Other accounts payable	(29,910)
1,221,928

Good will (cost excess FMV)	468,546
Total purchase price paid	1,690,474

The goodwill in the amount of $468,546 was written to zero at the year end and was reported as acquisition expense.

The pro-forma income statement is same as the income statement since the designated effective date for the acquisition was on January 1, 2004.

The authoritative literature for the acquisition of non-controlling equity interest of a subsidiary (commonly referred to as a minority interest) using the purchase method is found in SFAS 141, paragraph 14. Excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognized as an asset referred to as goodwill.

Stockholder’s equity, page F-17

Issuance of Common Stock, page F-18

4.
We note from your disclosure that a partial payment of $653,795 was received from Qiang Long during 2004. Please tell us whether or not the investor has the right to cancel its subscription and have the consideration refunded.

Response: The investor does not have the right to cancel its subscription and the consideration is not refundable.

As requested in the Staff’s comment letter, we hereby inform you that we acknowledge and agree that:

-	Minghua is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Minghua’s comments do not foreclose the Commission from taking any action on the filings.

-	Minghua may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED

By:  /s/Chang-de Li

Chang-de Li
Chief Executive Officer

.